SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1
to
SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

POLYMEDICA CORPORATION

(Name of Subject Company (issuer))

POLYMEDICA CORPORATION, as Offeror
(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE PER SHARE
AND THE ASSOCIATED STOCK PURCHASE RIGHTS
(Title of Class of Securities)

731738100
(CUSIP Number of Class of Securities)

Devin J. Anderson
General Counsel and Secretary
PolyMedica Corporation
11 State Street
Woburn, MA 01801
(781) 933-2020
(Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

Copies to:

Steven M. Peck, Esq.
Weil, Gotshal & Manges LLP
100 Federal Street, 34th Floor
Boston, MA 02110
(617) 772-8300

CALCULATION OF FILING FEE:
Transaction Valuation(1)	Amount of Filing Fee(2)

$150,000,000	$17,655

(1)      Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the purchase of 4,347,826 shares of common stock at the maximum tender offer price of $34.50 per share.

(2)      The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $17,655
Form or Registration No.: Schedule TO
Filing Party: PolyMedica Corporation
Date Filed: May 26, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Items 1 through 11
SIGNATURE

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission by PolyMedica Corporation (the “Company”) on May 26, 2005, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to purchase up to 4,878,048 shares of its outstanding common stock, $0.01 par value per share, including the associated stock purchase rights issued under the Rights Agreement, between PolyMedica and Equiserve Trust Company, dated September 13, 2002 upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 26, 2005 (the “Offer to Purchase”) and in the related Letter of Transmittal, which are Exhibit (a)(1) and Exhibit (a)(2) to the Schedule TO, respectively.

     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 1 by reference in response to all of the applicable items in Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11

     Items 1 through 11 of the Schedule TO, which incorporate by reference the information contained in the Offer to Purchase and the Letter of Transmittal, copies of which were filed with the original Schedule TO as Exhibits (a)(1) and (a)(2), respectively, are hereby amended as follows:

(1)	The first paragraph of the Summary Term Sheet on page 1 of the Offer to Purchase is hereby amended by replacing the word “certain” in the second sentence of such paragraph with the word “the.”

(2)	The second bullet point under the question “Are there any conditions to the tender offer?” of the Summary Term Sheet on page 2 of the Offer to Purchase is hereby amended by replacing the sentence in its entirety with the following:

“No legal action shall have been pending or taken that would adversely affect the tender offer, and we shall not have received notice of an intention of any third party to institute legal action that would adversely affect the tender offer.”

(3)	The sixth paragraph under Section 1 (“Number of Shares; Proration”) on page 9 of the Offer to Purchase is hereby amended by adding the following after the fourth sentence of such paragraph:

“We will issue a press release announcing the price we will pay for the Shares tendered in the Offer promptly following the determination of the price per Share to be paid in the Offer.”

(4)	The second full paragraph of the subsection entitled “Other Requirements” under Section 3 (“Procedures for Tendering Shares”) on page 16 of the Offer to Purchase (which paragraph reads, “Accordingly, tendering shareholders may be paid at different times depending on when certificates representing, or book-entry

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confirmations respecting, their Shares are actually received by the Depositary.”) is hereby deleted in its entirety.

(5)	The last paragraph under Section 4 (“Withdrawal Rights”) on page 19 of the Offer to Purchase is hereby amended by replacing the sole sentence of such paragraph in its entirety with the following:

“If we extend the Offer, then, without prejudice to our rights under the Offer, the Depositary may, subject to applicable law, retain tendered Shares on our behalf and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.”

(6)	The first bullet point of the first paragraph of Section 7 (“Conditions of the Offer”) on page 21 of the Offer to Purchase is amended by deleting the phrase “directly or indirectly.”

(7)	The second bullet point of the first paragraph of Section 7 (“Conditions of the Offer”) on page 21 of the Offer to Purchase is amended by deleting the phrase “or been threatened” and replacing the word “may” each time it appears with the word “would.”

(8)	The third bullet point of the first paragraph of Section 7 (“Conditions of the Offer”) on pages 21 through 22 of the Offer to Purchase is amended by deleting the phrase “, in our reasonable judgment,”.

(9)	The fourth bullet point of the first paragraph of Section 7 (“Conditions of the Offer”) on page 22 of the Offer to Purchase is amended by replacing the phrase “threatened, instituted or pending” with the phrase “instituted or pending, or we shall have received notice of an intention of any third party to institute,” deleting the phrase “directly or indirectly” each time it appears, replacing the word “might” each time it appears with the word “would,” replacing the word “could” with the word “would,” and deleting the phrase “, in our reasonable judgment,”.

(10)	The fifth bullet point of the first paragraph of Section 7 (“Conditions of the Offer”) on page 22 of the Offer to Purchase is amended by replacing the word “may” with the word “would,” replacing the word “could” with the word “would,” and deleting the phrase “or might.”

(11)	The first paragraph under Section 13 (“United States Federal Income Tax Consequences”) on page 31 of the Offer to Purchase is hereby amended by replacing the word “certain” with the words “the material” in the first sentence of such paragraph.

(12)	The first paragraph under Section 14 (“Extension of the Offer; Termination; Amendment”) on page 35 of the Offer to Purchase is hereby amended by replacing phrase “in our reasonable discretion” in the second sentence of such paragraph with the phrase “upon the occurrence of any of the conditions specified in Section 7 hereof.”

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(13)	The first paragraph under Section 13 (“Extension of the Offer; Termination; Amendment”) on page 35 of the Offer to Purchase is hereby amended by replacing the phrase “in a manner reasonably designed to inform shareholders of such change” in the final sentence of such paragraph with the following:

“by filing with the SEC an amendment to the Schedule TO containing additional information with respect to such amendment of the Offer and, for amendments that are material, by making a public announcement through Business Wire or another comparable service or, in appropriate circumstances, by disseminating supplemental Offer materials to our shareholders.”

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SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

POLYMEDICA CORPORATION

/s/ Devin J. Anderson

Name: Devin J. Anderson Title: General Counsel and Secretary

Date: June 13, 2005

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